UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 033-275817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON STEEL, INC.

401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Steel, Inc.

100 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Steel, Inc. 401(k) Retirement Savings Plan identified below are being filed with this Annual Report on Form 11-K:

i

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON STEEL, INC. 401(K) RETIREMENT SAVINGS PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Joseph Y. Heuer
Date: June 20, 2024		Joseph Y. Heuer, Member

ii

WORTHINGTON STEEL, INC.

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Worthington Steel, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Worthington Steel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2023 and the related statement of changes in net assets available for benefits for the period from December 1, 2023 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the period from December 1, 2023 to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2024.

Cleveland, Ohio

June 20, 2024

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

December 31,
2023
Assets
Investments
Investments at fair value	$3,228,412
Investments at contract value	61,169
Total investments	3,289,581
Total assets	3,289,581

Liabilities	-

Net assets available for benefits	$3,289,581

See accompanying notes

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

Period Ended
December 31,
2023
Contributions:
Employer	$1,251,273
Participant	1,985,147
Rollover	8,356
Total contributions	3,244,776

Investment income:
Dividends and interest	8,759
Net investment gain	49,067
Total investment income	57,826

Deductions:
Benefits paid to participants and other deductions	12,792
Administrative expenses	229
Total deductions	13,021

Net increase in net assets	3,289,581
Net assets available for benefits at beginning of period	-
Net assets available for benefits at end of year	$3,289,581

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

1.
Description of Plan

The following description of the Worthington Steel, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan was established on December 1, 2023. On December 1, 2023, Worthington Enterprises, Inc., then known as Worthington Industries, Inc. (the “Former Parent”), completed its spin off of its existing steel processing business, Worthington Steel, Inc. (“Worthington Steel”), into a stand-alone publicly traded company (the “Separation”). As a result of the Separation, the Plan was established, and the new accounts within the Plan were created for each of the qualifying plan participants of the Former Parent’s plan. As of the Separation date, all future qualifying plan participants’ contributions were attributed to the Plan.

The Plan is a defined contribution plan covering all non-union employees of Worthington Steel and its subsidiaries who are participating employers under the Plan (together with Worthington Steel, collectively, the “Company”) who meet the tenure, hour and age requirements specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Steel is the sponsor of the Plan (the “Plan Sponsor”).

Eligibility:

All non-union, full-time employees of the Company age eighteen years and older are eligible to participate in the Plan. These employees are eligible to participate in the employer contribution component of the Plan after six months of employment. All non-union seasonal and part-time employees of the Company age eighteen years and older who have been employed for one year are eligible to participate in the Plan and in the employer contribution component of the Plan. Individuals who were participants under the Former Parent’s plan as of November 30, 2023 that transferred to the Plan as part of the Separation were credited with the service that had been credited to them under the Former Parent’s plan.

Contributions:

Employee deferral – Participants may make pre-tax and/or Roth contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (the “IRC”) as defined in the Plan document.

Newly eligible and previously opted out participants in the Plan who have otherwise not made an enrollment designation are subject to an automatic annual enrollment arrangement whereby 4% of their compensation is automatically contributed to the Plan. Participants may modify the automatic enrollment designation of 4% of compensation. Annually, all participants contributing less than 10% of their compensation will automatically have their pre-tax deferral increased by 1%, up to a maximum of 10%, unless they opt out of the automatic increase.

Employer contributions – The Company matches 50 cents per dollar of contributions of the first 4% of Plan participants’ compensation. The Company also makes an employer contribution of 3% of compensation on behalf of eligible participants irrespective of the amounts deferred by such participants. These contributions are made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional Company contributions may be made at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the participating employees’ years of service and compensation to allocate any additional contribution.

Participant accounts – Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution does not make an allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Index Fund, as determined by the age of the participant.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Forfeitures:

At December 31, 2023, there were no forfeited non-vested accounts.

Revenue Sharing:

The Plan has a revenue-sharing agreement whereby the Trustee returns a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. If the revenue received by the Trustee from mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the Plan participants. At December 31, 2023, the ending balance in the revenue sharing account was $0. The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing. In 2023, no excess revenues were used to pay administrative expenses.

Notes Receivable from Participants:

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

Each loan is secured by the remaining balance in the participant’s account and bears interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal balance plus accrued unpaid interest.

At December 31, 2023, there were no outstanding participant loans.

Other Plan Provisions:

Normal retirement age under the Plan is 65. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Dividends paid on Worthington Steel common shares attributable to the employee stock ownership plan are paid to the Plan and reinvested in Worthington Steel common shares.

Payment of Benefits:

Benefit payments are recorded when paid. Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

2.
Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

Worthington Steel Common Shares: The Plan’s investments in Worthington Steel common shares are stated at fair value as of year-end. Fair value for Worthington Steel common shares is determined by the respective quoted market prices.

At December 31, 2023, the Plan held 284 common shares of Worthington Steel. The Plan received no cash dividends from Worthington Steel for the period ended December 31, 2023.

Mutual Funds: The Plan’s investments in mutual funds are stated at fair value as of year-end. Fair values for mutual funds are determined by the respective quoted market prices.

Stable Value Fund: The Plan holds an interest in the New York Life Anchor Account (the “SVF”), a stable value fund that is a pooled account with New York Life Insurance Company (“New York Life”), made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is reported at contract value in the Statement of Net Assets Available for Benefits. See “Note 5 – Benefit-Responsive Contracts” for additional information.

Common Collective Trusts: The Plan’s common collective trusts represent investments held in pooled funds. These funds are valued at redemption price, which is based on the fund’s net asset value (“NAV”) using the asset value per share practical expedient for the units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Recently Adopted Accounting Standards:

There were no new accounting pronouncements adopted by the Plan in the year ended December 31, 2023.

3.
Tax Status

The Plan adopted a pre-approved plan document from FMR, LLC. On June 30, 2020, the IRS stated the pre-approved Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

4.
Fair Value Measurements

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability; and
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within “Note 2 – Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

Investments Measured at Net Asset Value (NAV)

In accordance with ASC Topic 820, Fair Value Measurement, investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table below. The fair value amounts are included in the table below in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds.

The following table shows the Plan's investments assets at fair value on a recurring basis, as of December 31, 2023:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	Total
Investments
Mutual funds	$910,371	$910,371	$-	$-
Worthington Steel common shares	9,002	9,002	-	-
Total assets in the fair value hierarchy	919,373	919,373	-	-
Common collective trust funds measured at NAV	2,309,039	-	-	-
Total investments at fair value	$3,228,412	$919,373	$-	$-

5.
Benefit-Responsive Contracts

The Plan holds an interest in the SVF, a stable value fund that is a pooled account with New York Life. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The SVF is a fully benefit-responsive investment contract and is reported at contract value in the Statement of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the contract issuer of the SVF. However, the Plan administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the SVF is reset daily by the contract issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

6.
Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions. In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington Steel as an investment option. As a result, Worthington Steel qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.
Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.
Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Annual Report on Form 11-K.

Subsequent to December 31, 2023, the outstanding balances in the Former Parent’s plan equal to $446,033,552 was transferred from the Former Parent’s plan to the Plan as part of the Separation.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Worthington Steel, Inc.
401(k) Retirement Savings Plan
EIN 92-2632000, Plan Number 001

December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Employer Securities:
*	Worthington Steel, Inc.	Common Stock – 284 - shares	N/A	$9,002
	Total Employer Securities			$9,002

	Mutual Funds:
*	Fidelity 500 Index Fund	Mutual Fund – 994 - shares	N/A	$164,518
*	Fidelity Mid Cap Index Fund	Mutual Fund – 1,725 - shares	N/A	$51,659
*	Fidelity Small Cap Index Fund	Mutual Fund – 101 - shares	N/A	$2,517
*	Fidelity Advisor Focused Emerging Markets Fund Class I	Mutual Fund – 338 - shares	N/A	$9,630
*	Fidelity International Index Fund	Mutual Fund – 348 - shares	N/A	$16,463
*	Fidelity Balanced Fund Class K	Mutual Fund – 3,207 - shares	N/A	$86,375
	Dodge & Cox Stock Fund Class I	Mutual Fund – 635 - shares	N/A	$154,622
	PGIM Jennison Growth Fund- Class Z	Mutual Fund – 3,263 - shares	N/A	$191,126
	Janus Henderson Enterprise Fund Class T	Mutual Fund – 31 - shares	N/A	$4,021
	Allspring Special Small Cap Value Fund - Class A	Mutual Fund – 1,051 - shares	N/A	$42,157
	MFS New Discovery Fund Class R3	Mutual Fund – 2,139 - shares	N/A	$50,103
	MFS International Diversification Fund Class R3	Mutual Fund – 3,829 - shares	N/A	$83,237
	Victory Sycamore Established Value Fund Class Y	Mutual Fund – 44 - shares	N/A	$2,040
	Metropolitan West Total Return Bond Fund Class I	Mutual Fund – 3,366 - shares	N/A	$30,938
	PIMCO Income Fund Institutional Class	Mutual Fund – 1,974 - shares	N/A	$20,965
	Total Mutual Funds			$910,371

	Common Collective Trusts:
*	Fidelity Freedom Index 2005 Commingled Pool Class T	Common Collective Trust – 719 - Units	N/A	$12,706
*	Fidelity Freedom Index 2010 Commingled Pool Class T	Common Collective Trust – 243 - Units	N/A	$4,773
*	Fidelity Freedom Index 2015 Commingled Pool Class T	Common Collective Trust – 306 - Units	N/A	$6,324
*	Fidelity Freedom Index 2020 Commingled Pool Class T	Common Collective Trust – 2,118 - Units	N/A	$44,822

*	Fidelity Freedom Index 2025 Commingled Pool Class T	Common Collective Trust – 7,430 - Units	N/A	$170,378
*	Fidelity Freedom Index 2030 Commingled Pool Class T	Common Collective Trust – 10,717 - Units	N/A	$253,452
*	Fidelity Freedom Index 2035 Commingled Pool Class T	Common Collective Trust – 9,958 - Units	N/A	$261,708
*	Fidelity Freedom Index 2040 Commingled Pool Class T	Common Collective Trust – 9,937 - Units	N/A	$269,983
*	Fidelity Freedom Index 2045 Commingled Pool Class T	Common Collective Trust – 9,597 - Units	N/A	$263,718
*	Fidelity Freedom Index 2050 Commingled Pool Class T	Common Collective Trust – 10,651 - Units	N/A	$290,565
*	Fidelity Freedom Index 2055 Commingled Pool Class T	Common Collective Trust – 11,016 - Units	N/A	$308,334
*	Fidelity Freedom Index 2060 Commingled Pool Class T	Common Collective Trust – 12,288 - Units	N/A	$243,798
*	Fidelity Freedom Index 2065 Commingled Pool Class T	Common Collective Trust – 12,071 - Units	N/A	$172,852
*	Fidelity Freedom Index Income Commingled Pool Class T	Common Collective Trust – 348 - Units	N/A	$5,626
	Total Common Collective Trusts			$2,309,039

	Pooled Separate Account
	New York Life Anchor Account	Pooled Separate Account – 61,169 - Units	N/A	$61,169
	Total Pooled Separate Account			$61,169

	Total			$3,289,581
*Party-in-Interest to the Plan